Confidential Treatment Requested by Crown Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

April 21, 2010

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 1, 2010
       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated April 5, 2010 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2009. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis, page 28

Critical Accounting Policies, page 39

1.
In your asbestos liabilities policy discussion on page 40, you disclose that the charge of $55 million in 2009 was higher than the charges of $25 million in 2008 and $29 million in 2007 because the increase in the projected average cost per claim in 2009 was higher than in 2008 and 2007.  We note the same explanation was provided in the December 31, 2008 Form 10-K, when explaining the increase in the charge in 2008 and 2007 from that in 2006.  Based on the number of claims settled or dismissed the last three years, as well as the aggregate settlement amounts for each of those years, which are both quantified on page 63, it appears that the average cost per claim settled increased 70% during 2009, and increased 33% during 2008.  Please tell us the reason(s) for these increases.  If such increases constitute a trend that could materially impact your future results of operations, please disclose this in MD&A in future filings.  Refer to Item 303(a)(3)(ii).

Historically, the average cost per claim has fluctuated significantly based upon a number of factors, including, without limitation, the number of claims settled in a particular period, the seriousness of the illness of the related claimants, jurisdictions in which such claims arose and the extent to which any proposed legislative reform related to asbestos litigation is being considered. [* * *] During the last three fiscal years, however, our aggregate settlement payments have not fluctuated significantly, increasing to $17 million in 2009 as compared to $15 million in 2008 and 2007. Incorporating these factors into our ten-year projection resulted in an increase in the outstanding accrual of $201 million in 2008 to $230 million in 2009.

Confidential Treatment Requested by Crown Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

We expect the average cost per claim to continue to vary considerably over time and, given the multiple factors that affect average cost per claim, we believe it would be premature to disclose that our recent settlement activity represents a known trend that is expected to have a material impact on our future results of operations. Moreover, such disclosure may be misleading to investors given the inconsistent correlation, as evidenced in recent years, between average cost per claim and aggregate settlement payments in a particular period. We believe that our current disclosure under the caption “Management’s Discussion and Analysis–Critical Accounting Policies–Asbestos Liabilities” is more meaningful to investors given the highly uncertain process of forecasting the Company’s potential liability for asbestos cases. Among other things, our current disclosure provides investors with a sensitivity analysis of the effect of a 10% change in either the number of projected claims or the average cost per claim upon our estimated liability.

K.           Provision for Asbestos, page 63

2.
You disclose that you have not included in your accrual of $230 million at December 31, 2009 any amounts for settlements by persons alleging first exposure to asbestos after 1964.  Please tell us and disclose in future filings, of the 50,000 claims outstanding at the end of 2009, the number of claims alleging exposure to asbestos both before and after 1964.  Of those claims alleging post-1964 exposure, tell us supplementally, as well as disclose in future filings:

•	The number of claims filed in Texas,
•	The number of claims filed in Pennsylvania,
•
The number of claims filed in the group of other states mentioned in the footnote that enacted legislation limiting asbestos-related liabilities for companies who are successors by corporate merger to companies that had been involved with asbestos, and

•	The number of claims filed that are not in any of the above states.

Confidential Treatment Requested by Crown Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

The Company supplementally informs the Staff that, as of December 31, 2009, there were [* * *] claims alleging exposure before 1964 and [* * *] claims alleging exposure during or after 1964. Of those claims alleging exposure during or after 1964, [* * *] were filed in Texas, [* * *] were filed in Pennsylvania, [* * *] were filed in other states with legislation limiting our asbestos liability and [* * *] were filed in states other than the foregoing.

Crown respectfully submits that the number of claims alleging exposure to asbestos before or during or after 1964 is not material to investors’ understanding of the Company’s potential asbestos liabilities and may instead be misleading. In particular, in any case (or as is often the case, any group of cases being led by one or more plaintiff firms) there may be multiple defenses available to the Company. The decision to use any defense or defenses as part of the Company’s litigation or settlement strategy is made on a case-by-case basis and depends on a number of factors, including, without limitation, the merits of a particular case, the venue of the case and the plaintiffs’ firm representing the claimant. Disclosing one defense available to the Company, such as whether the claimant was exposed to asbestos during or after 1964, may be misleading because, in any individual given case (or group of cases), other defenses may be applied in addition to, or in lieu of, such defense. Rather, Crown believes that its current disclosure provides investors with more meaningful and concise information regarding its potential asbestos liabilities. Specifically, as disclosed in Crown’s Form 10-K, the Company’s outstanding accrual is subject to the assumption that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts.

The Staff has also requested further breakdown of the claims alleging exposure during or after 1964, using as categories the individual states who have enacted legislation limiting asbestos-related liabilities for companies who are successors by corporate merger to companies that had been involved with asbestos versus those states who have not adopted such legislation. The Company does not believe that such disclosure would be meaningful to investors because, as disclosed in Crown’s Form 10-K, the Company assumes for purposes of its accrual that all claims for exposure to asbestos that occurred after the sale of Crown’s subsidiary’s insulation business in 1964 would not be entitled to settlement payouts. In such instances, regardless of jurisdiction, Crown has available the defense that it did not own or control the insulation business at the time of the alleged exposure. The Company’s assumption applies to both states that have and states that have not adopted legislation limiting the liability of successors-by-merger.

In addition, the Company believes that numerical disclosure of claims filed in individual states would be detrimental to Crown’s litigation defense posture and settlement negotiations with asbestos claimants. Settlement amounts are negotiated on a claim-by-claim basis and vary by jurisdiction. Disclosure of the total number of claims in specific jurisdictions, together with the Company’s current disclosure setting forth, among other things, aggregate settlement amounts in each year, could enable claimants and their legal counsel to determine settlement amounts typically negotiated in a given jurisdiction. In addition to promoting forum shopping by claimants and their counsel, such disclosure could jeopardize the Company’s position in subsequent settlement negotiations.

Confidential Treatment Requested by Crown Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller